Exhibit 99.2

STARFIELD RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended February 29, 2012

kpmg LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

INDEPENDENT AUDITORS’ REPORT of registered public accounting firm

To the Shareholders of Starfield Resources Inc.

We have audited the accompanying consolidated financial statements of Starfield Resources Inc., which comprise the consolidated balance sheets as at February 29, 2012, February 28, 2011 and March 1, 2010, the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Starfield Resources Inc. as at February 29, 2012, February 28, 2011 and March 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Starfield Resources Inc. has a deficit of $156,542,000 as at February 29, 2012 and its future viability is dependent on the ability to raise financing. These conditions, along with other matters as set forth in Note 1 in the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about Starfield Resources Inc.’s ability to continue as a going concern.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
May 29, 2012

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	February 29,	February 28,	March 1,
	2012	2011	2010
		(Note 16)	(Note 16)
ASSETS
Current Assets
Cash and cash equivalents	$1,061	$3,884	$3,581
Amounts receivable	57	419	220
Prepaid expenses and deposits (Note 4)	409	472	486
Total current assets	1,527	4,775	4,287

Mineral properties (Note 5)	15,785	16,511	16,138
Equipment (Note 6)	227	289	390
Total assets	$17,539	$21,575	$20,815

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,001	$1,219	$674
Income tax payable	30	-	-
Total current liabilities	1,031	1,219	674

Deferred compensation (Note 10)	-	-	385

Deferred income taxes payable (Note 7)	29	-	-

SHAREHOLDERS' EQUITY
Share capital	155,155	152,647	147,073
Contributed surplus	14,268	13,727	13,079
Warrants	3,598	1,920	1,020
Deficit	(156,542)	(147,938)	(141,416)
Total shareholders' equity	16,479	20,356	19,756
Total liabilities and shareholders' equity	$17,539	$21,575	$20,815
Going concern (Note 1)
Commitments (Note 11)
Subsequent events (Note 17)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

(signed)	Director	(signed)	Director
Norman Betts		Shirley Mears

STARFIELD RESOURCES INC. | 4

Consolidated Statements of Operations and Comprehensive Loss

For the years ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars except loss per share)

	2012	2011
		( Note 16)
Expenses
Exploration	$5,236	$3,508
Directors' fees	208	226
Investor relations	144	106
Legal and audit	237	321
Compensation	211	750
Rent and office services	311	424
Stock-based compensation (Note 9)	171	448
Transfer and regulatory fees	61	104
Travel and conferences	65	69
	6,644	5,956
Write-down of mineral properties (Note 5d)	1,000	-
Amortization of equipment	57	79
Foreign exchange loss	-	27
Other expense (recovery)	446	(70)
Capital and other tax expense	349	516
Interest income	(21)	(16)
Loss before income taxes	8,475	6,492

Income tax expense (Note 7)	129	30

Net loss and comprehensive loss for the period	$8,604	$6,522
Basic and diluted net loss per share	$0.01	$0.01
Weighted average number of shares outstanding	700,625	562,312

The accompanying notes are an integral part of these financial statements.

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Consolidated Statements of Cash Flows

For the years ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars)

	2012	2011
		( Note 16)
OPERATING ACTIVITIES
Net loss for the period	$(8,604)	$(6,522)
Non-cash charges (credits) to earnings:
Write-down of mineral properties	1,000	-
Amortization of equipment	73	101
Stock based compensation expense	179	504
Income tax expense	129	30
Income taxes paid	(100)	-
Redemption of deferred compensation units	-	(385)
Changes in non-cash working capital:
Decrease (increase) in amounts receivable	362	(199)
Decrease in prepaid expenses and deposits	63	14
Increase (decrease) in accounts payable and accrued liabilities	(218)	545
Increase in income tax payable	30	-
Net cash used in operating activities	(7,086)	(5,912)

INVESTING ACTIVITIES
Purchase of equipment	(11)	-
Mineral properties	(274)	(373)
Net cash used in investing activities	(285)	(373)

FINANCING ACTIVITIES
Issuance of shares and warrants	5,154	7,436
Share issue costs	(606)	(848)
Net cash provided by financing activities	4,548	6,588

Increase (decrease) in cash	(2,823)	303
Cash and cash equivalents at beginning of period	3,884	3,581
Cash and cash eqivalents at end of period	$1,061	$3,884
Supplemental Disclosures
Interest received	$21	$16

The accompanying notes are an integral part of these financial statements.

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Consolidated Statements of Shareholders’ Equity

For the years ended February 29, 2012 and February 28, 2011

(in thousands of Canadian dollars, except share amounts)

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, February 28, 2011	640,999,079	$152,647	$13,727	80,754,700	$1,920	$(147,938)	$20,356
Private placements (Note 8)	77,801,466	3,114	-	81,843,742	2,040	-	5,154
Share issue costs	-	(606)	-	-	-	-	(606)
Stock based compensation	-	-	179	-	-	-	179
Expiry of warrants	-	-	362	(29,339,285)	(362)	-	-
Net loss	-	-	-	-	-	(8,604)	(8,604)
Balances, February 29, 2012	718,800,545	$155,155	$14,268	133,259,157	$3,598	$(156,542)	$16,479

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, March 1, 2010	521,912,607	$147,073	$13,079	27,359,102	$1,020	$(141,416)	$19,756
Private placements (Note 8)	118,808,859	6,393	-	64,642,767	1,058	-	7,451
Share issue costs	-	(848)	-	-	-	-	(848)
Stock based compensation	-	-	504	-	-	-	504
Exercise of warrants	277,613	29		(277,613)	(14)		15
Expiry of warrants	-	-	144	(10,969,556)	(144)	-	-
Net loss	-	-	-	-	-	(6,522)	(6,522)
Balances, February 28, 2011	640,999,079	$152,647	$13,727	80,754,700	$1,920	$(147,938)	$20,356

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. | 7

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada). The Company’s major business activity is the exploration and development of mineral properties in North America. The Company is listed on the Toronto Stock Exchange with its corporate office at 120 Adelaide Street West, Suite 900, Toronto, Canada M5H 1T1. The Company has the following non-producing interests:

—	the Ferguson Lake Property, a nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada;
—	the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, adjacent to the Stillwater Platinum Mine;
—	the Superior Project, a copper-silver property located in California, and
—	one Nevada gold property.

1.	Going Concern

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values of mining assets. Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At February 29, 2012, the Company has a deficit of $156,542. In addition, the Company has flow through share expenditures commitments totaling $3,789 which is required to be spent on qualifying Canadian Exploration Expenditures prior to December 31, 2012. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise equity financing. There are no assurances that the Company will be successful in achieving this goal and as a result there is substantial doubt regarding the applicability of the going concern assumption. Subsequent to the February 29, 2012 the Company completed the sale of certain mining claims of the Company’s Stillwater property for US$1,950. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2.	Basis of Presentation

a)	Statement of Compliance

These consolidated financial statements represent the first annual financial statements of the Company and its subsidiaries prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company adopted IFRS in accordance with IFRS 1, First-time Adoption IFRS.

These consolidated financial statements should be read in conjunction with the IFRS transition disclosures included in Note 16 which contains reconciliations and descriptions of the effect of the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS on reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended February 28, 2011.

The Board of Directors approved the statements on May 29, 2012.

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Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

b)	Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in thousands of Canadian dollars except when otherwise indicated.

c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Mineral properties

The application of the Company’s accounting policy for mineral properties requires judgment in determining whether it is likely that future economic benefits are likely, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written down to the estimated recoverable amount in the consolidated statement of operations and comprehensive loss in the period when the new information becomes available.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

ii) Contingencies:

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

iii) Fair value estimates for stock options and warrants:

Stock based compensation is accounted for using the fair market value method. Under this method, stock option expense is determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently by all of the Company’s entities for all periods presented in these consolidated financial statements and in preparing the opening IFRS consolidated balance sheet at March 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated. The exemptions the Company has taken in applying IFRS for the first time are set out in note 16.

STARFIELD RESOURCES INC. | 9

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

a) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The Company’s functional currency, as determined at the transition date of March 1, 2010, is the Canadian dollar (“CDN”).

b) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at February 29, 2012.

Subsidiaries are fully consolidated from the date of formation or acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-Group balances, income and expenses and unrealized gains and losses resulting from intra-Group transactions are eliminated in full.

c) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the period end exchange rates, whereas non-monetary assets, liabilities and related expenses denominated in foreign currencies are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the transaction of these amounts are included in the consolidated statements of operations and comprehensive loss.

d) Business combinations

The acquisition method is applied to all business combinations whereby the identifiable assets, liabilities and contingent liabilities are measured at fair value on the date of acquisition.

The fair value of the consideration transferred for the acquisition of a business is the fair value of the assets transferred, the liabilities assumed, and the equity interests issued by the Company at the date of exchange. Goodwill is initially measured at fair value being the excess of the fair value of the consideration transferred over the fair value of the acquiree’s net identifiable assets acquired. When the consideration transferred is less than the fair value of the net identifiable assets, the gain is recognized immediately in earnings.

Transaction costs such as finder’s fees, legal fees, other professional and consulting fees, and the due diligence fees are expensed as incurred unless they are costs related to the issue of debt or equity instruments.

e) Cash and cash equivalents

Cash and cash equivalents are highly liquid investments, such as term deposits with Canadian chartered banks, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

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Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

f) Flow-through common shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares.

On the date of issuance of the flow-through shares, the premium relating to the proceeds received in excess of the closing market price of the Company’s shares is allocated to liabilities. Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors. The premium liability is reduced pro-rata based on the actual amount of flow-through eligible expenditures incurred during the reporting period. The reduction to the premium is recognized through profit and loss as other income.

Where the Company has unused tax benefits on loss carry forwards and tax pools in excess of book value available for deduction which has not been recognized, the Company recognizes the increase in deferred tax liabilities resulting in an offsetting recovery of deferred income taxes being recognized through profit or loss in the reporting period.

g) Exploration, evaluation and development expenditures

All costs related to exploration activities are expensed as incurred, except for mineral property maintenance expenditures which are capitalized. Mining properties and surface rights acquired through business combinations or asset acquisitions are carried at cost less accumulated impairment. Once technical feasibility and commercial viability can be demonstrated (generally upon the establishment of proven or probable reserves), the carrying value of such mining property will be assessed for impairment and reclassified to mining interests. Costs related to mineral property maintenance are accounted for as mineral properties on the consolidated balance sheet.

Once a mine has been established as commercially viable and technically feasible, the related carrying value included in mineral properties is transferred to mining interests and continuing development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations and financing interest costs. Capitalization ceases when the mine is capable of commercial operations.

When the mining interest commences commercial production the related capitalized costs are then amortized over the life of the reserves on a unit-of-production method.

An impairment review of exploration and evaluation assets is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions below is met:

•	such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
•	exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

h) Property, plant and equipment

Property, plant and equipment are carried at cost, less accumulated amortization and accumulated impairment losses. The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset.

STARFIELD RESOURCES INC. | 11

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Amortization of property, plant and equipment is calculated on the following basis:

Asset category	Useful life

Exploration equipment	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvement	straight line over 18 months
Equipment under capital lease	30% declining balance

Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The net carrying amounts of property and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. To the extent that the net carrying amounts exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount, and an impairment charge is recognized in profit or loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount, but so that the increased carrying amount does not exceed the carrying value that would have been determined if no impairment had previously been recognized. As a result, a reversal is recognized in profit or loss.

i) Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. The Company does not have any financial leases.

Operating lease payments are expensed as incurred on the Company’s consolidated statement of operations and comprehensive loss.

j) Provisions

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; (iii) and the amount has been reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Costs are estimated on the basis of a formal report and are subject to regular review.

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Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral property asset (note 5).

The amortization or “unwinding” of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the consolidated statement of operations and comprehensive loss in each accounting period.

Funds on deposit with third parties to provide for reclamation costs are included in reclamation deposits on the consolidated balance sheet.

k) Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no adjustment for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions and are measured at the fair value of the goods or services received.

l) Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

STARFIELD RESOURCES INC. | 13

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

m) Net loss per share

Basic (income) loss per share is computed by dividing the (income) loss of the Company by the weighted average number of common shares outstanding during the period. Diluted (income) loss per share is determined by adjusting the (income) loss and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options and share purchase warrants.

n) Financial assets and liabilities

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

The Company’s financial instruments are comprised of the following:

Financial assets:	Classification:

Cash	Loans and receivables
Amounts receivable	Loans and receivables

Financial liabilities:	Classification:

Accounts payable and other liabilities	Other financial liabilities

(i) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

(ii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit or loss or available-for-sale. After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated statement of operations and comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii) Other financial liabilities

Other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received net of transaction costs and the redemption value is recognized in profit or loss, or capitalized if directly attributable to a qualifying asset, over the period to maturity using the effective interest method.

STARFIELD RESOURCES INC. | 14

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

(iv) Derecognition of financial assets and liabilities

Financial assets

A financial asset is derecognized when;

—	the rights to receive cash flows from the asset have expired;
—	the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-though’ arrangement; or
—	the Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognize the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Gains or losses on derecognition are recognized within finance income and finance costs respectively. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the profit or loss.

(v) Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets measured at fair value, as at February 29, 2012, February 28, 2011 and March 1, 2010, which include cash, are classified as a Level 1 measurement.

p) Impairment of financial assets:

Financial assets are assessed for indicators of impairment at each financial reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or
—	default or delinquency in interest or principal payments; or

STARFIELD RESOURCES INC. | 15

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

—	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

q) New standards and interpretations not yet adopted

IFRS 7 Financial instruments: Disclosures (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company has not yet determined the impact of the amendments to IFRS 7 on its financial statements.

IFRS 7 was further amended to provide guidance on the eligibility criteria for offsetting assets and liabilities, as a single net amount in the balance sheet. The Company has not yet determined the impact of the amendments to IFRS 7 on its financial statements.

IFRS 9 Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 9 on its financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC 12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method.

STARFIELD RESOURCES INC. | 16

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value, including any allocation of goodwill, into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 11 on its financial statements.

IFRS 12 Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosure of information about involvement with consolidated and unconsolidated entities, including structured entities commonly referred to as special purpose vehicles or variable interest entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its financial statements.

IFRS 13 Fair Value Measurement converges (“IFRS 13”) IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 13 on its financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued on October 20, 2011, by the IASB, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on its financial statements.

An amendment to IAS 1 Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that may be reclassified to profit or loss in the future. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its financial statements.

An amendment to IAS 28 Investments in associates was issued to conform to changes from the issuance of IFRS 10 to 12. The effective date is January 1, 2013. The Company is currently evaluating the impact of this amendment on its financial statements.

An amendment to IAS 32 Financial Statements: presentation was issued to clarify the meaning of “currently has legally enforceable right to set-off” as well as clarification that some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of this amendment on its financial statements.

4.	Prepaid Expenses and Deposits

	February 29,	February 28,	March 1,
	2012	2011	2010
Deposits - property leases	$274	$274	274
Prepaid insurance	89	74	100
Other	46	124	112
	$409	$472	$486

STARFIELD RESOURCES INC. | 17

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, expiring on July 23, 2012.

5.	Mineral Properties

For the year ended February 29, 2012	Ferguson Lake	Stillwater	Superior	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, February 28, 2011	$3,208	$8,426	$3,877	$1,000	$16,511
Write-down of mineral properties (Note 5d)	-	-	-	(1,000)	(1,000)
Maintenance of rights and leases	169	105	-	-	274
Balance, February 29, 2012	$3,377	$8,531	$3,877	$-	$15,785

For the year ended February 28, 2011	Ferguson Lake	Stillwater	Superior	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, March 1, 2010	$2,988	$8,334	$3,816	$1,000	$16,138
Maintenance of rights and leases	220	92	61	-	373
Balance, February 28, 2011	$3,208	$8,426	$3,877	$1,000	$16,511

a) Ferguson Lake Property

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

On October 5, 2009, the Company signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop the Company’s previously identified diamond potential at the Ferguson Lake Property in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 – 15	$2.0 million
Months 16 – 24	$2.5 million
Months 25 – 30	$2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, the Company may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

It is Management’s opinion that Thanda did not incur the minimum required expenditures of $2 million during the first 15 months of the agreement. Thanda has exercised its rights under the agreement to enter into a dispute resolution mechanism regarding the joint venture.

b) Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement and the Mountain View Lease Agreement in Montana, USA.

STARFIELD RESOURCES INC. | 18

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

The Basal Zone Lease Agreement leases the Company mineral claims for 10 years expiring January 1, 2014. The Company is required to make payments of US$2 per month until the end of the lease. Under the Basal Zone Lease Agreement, a 2% production royalty is payable by the Company on the sales of ore and concentrate; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by the Company.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by the Company on the sale of ore and concentrate, and a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

In addition, the Company has signed an agreement to lease with an option to acquire the Benbow chromite mine which is adjacent to the Stillwater Project in Montana. The mine would be acquired under a Lease with Option to Purchase from the Benbow chromite mine, Limited Liability Partnership, (the “Owner”). The basic lease is for 25 years expiring July 14, 2033, unless the agreement is terminated, cancelled or extended. The terms of the agreement call for a signing bonus of US$50, with payments of US$50 on each of the first through fifth anniversaries, US$75 on each of the sixth through tenthanniversaries, US $100 on the eleventh and each subsequent anniversary of the effective date (“the Minimum Payments”). A 5% production royalty would be paid to the Owner, based on net proceeds from the production and sale of minerals from the property. The Minimum Payments shall constitute advance payments of the royalty on the property and shall be credited in the Company’s favor against royalty payment obligations.

The Company has the option to purchase the Benbow chromite mine property for US$5,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be US$10,000. Alternatively, the Company has the option to purchase an undivided fifty percent interest in the property for US$5,000, subject to its right to purchase additional portions of ownership of and title to the property in increments representing 5% of the entire undivided ownership for US$500 for each such increment.

Subsequent to February 29, 2012, the Company relinquished its long term holding on the Benbow chromite mining leases.

c) Superior Project

The Superior Project is comprised of the Teagan Claims and the California-Engels Claims.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A. These claims are, however, subject to the terms of the exploration agreement with California-Engels Mining Company.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Superior Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

STARFIELD RESOURCES INC. | 19

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d) Nevada Projects

The Nevada projects consisted of the Dome Hill and Stealth properties. The Company continues to hold the Dome Hill property which straddles the Nevada-California border. In May 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. The Stealth property third party lease was terminated in August 2011, and the Company decided to allow these claims to lapse.

As the Company has determined that it no longer intends to pursue its interest in the Nevada projects, all accumulated costs have been written-off as at February 29, 2012.

6.	Equipment

			Equipment
	Furniture	Exploration	under capital
	and fixtures	equipment	lease	Total
Cost

Balance as at February 28, 2011 and	$335	$366	$578	$1,279
March 1, 2010
Additions	1	10	-	11
Balance as at February 29, 2012	$336	$376	$578	$1,290

Accumulated amortization

Balance as at March 1, 2010	$185	$294	$410	$889
Amortization	29	22	50	101
Balance as at February 28, 2011	$214	$316	$460	$990
Amortization	21	17	35	73
Balance as at February 29, 2012	$235	$333	$495	$1,063

Net book value

Balance as at March 1, 2010	$150	$72	$168	$390
Balance as at February 28, 2011	$121	$50	$118	$289
Balance as at February 29, 2012	$101	$43	$83	$227

STARFIELD RESOURCES INC. | 20

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

7.	Deferred income taxes

Income tax expense

	February 29,	February 28,
	2012	2011

Current tax (recovery) expense	$100	$30
Deferred tax (recovery) expense	29	-

	$129	$30

Reconciliation of effective tax rate:

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of 27.92% (2011- 28.09%)

	February 29,	February 28,
	2012	2011

Loss before income tax	$8,475	$6,492
	27.92%	28.09%
Income tax expense recovery at statutory rates	(2,367)	(1,824)
Adjusted for the effect of:
Non-deductible expenses	52	23
Non-deductible stock compensation	48	136
Impact of rate changes	(3)	-
Expiry of losses	-	344
Change in unrecognized deferred tax assets	2,270	1,321
Other	129	30

Income tax expense (recovery)	$129	$30

Unrecognized deferred tax assets:

Deferred income tax assets have not been recognized in respect of the following items:

	February 29,	February 28,
	2012	2011
Deductible temporary differences	$65,036	$62,744
Deductible temporary differences - investment in subsidiaries	2,413	89
Loss carry forwards	29,075	27,769

Unrecognized deferred tax assets	$96,524	$90,602

The 2012 unrecognized deductible temporary differences shown above include amounts subject to the initial recognition exemption of $2,299 (2011: $681).

The tax losses not recognized expire as per the amount and year noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items either because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

STARFIELD RESOURCES INC. | 21

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Non-Capital Losses

As at February 29, 2012, the Company had the following losses to carry forward:

	Amount	Expiry

Canada	$20,819	2015 -2032
United States	8,256	2022- 2032

8.	Share Capital

(i)	Authorized

Unlimited common shares, no par value

Unlimited number of First Preferred shares

Unlimited number of Second Preferred shares

(ii)	During 2012:

On June 17, 2011, the Company completed a private placement of 27,273,000 units at a price of $0.05 per unit for gross proceeds of $1,363. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.08 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $186.

The warrants were assigned a fair value of $572. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

Risk-free interest rate	1.49%
Expected life of warrants	2 years
Annualized volatility	114.70%
Dividend rate	0.00%

On May 13, 2011, the Company completed a private placement of 50,528,466 flow-through units at a price of $0.075 per unit for gross proceeds of $3,789. Each flow-through unit consists of one flow-through common share and one common share purchase warrant. Each flow-through whole warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $421.

The warrants were assigned a fair value of $1,469. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

STARFIELD RESOURCES INC. | 22

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Risk-free interest rate	1.67%
Expected life of warrants	2 years
Annualized volatility	112.48%
Dividend rate	0.00%

(iii)	During 2011:

On June 11, 2010, the Company completed a private placement of 28,054,704 units of the Company at a price of $0.085 per unit for total proceeds of $2,385. Each unit consists of one flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date. The Company paid issuance costs of $213 and issued 1,823,555 broker warrants entitling the holder to acquire one common share at $0.085 for up to two years from the date of issuance.

The warrants were assigned a fair value of $190. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

Risk-free interest rate	1.21 – 1.78%
Expected life of warrants	1 -2 years
Annualized volatility	92.12 – 114.28%
Dividend rate	0.00%

On December 7, 2010, the Company completed a private placement of 38,954,155 flow-through units and 51,800,000 common share units of the Company at a price of $0.065 and $0.05 per unit, respectively, for total proceeds of $5,122. Each flow-through unit consisted of one flow-through share and one half of one common share purchase warrant and each common share unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The Company incurred issuance costs of $635 and issued 6,829,563 broker warrants, expiring 24 months from the closing date in connection with the offering, entitling the holder to acquire one unit of the Company at a price of $0.05. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The warrants were assigned a fair value of $868. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

Risk-free interest rate	1.7%
Expected life of warrants	2 years
Annualized volatility	117.85%
Dividend rate	0.00%

STARFIELD RESOURCES INC. | 23

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

9.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options generally vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Year ended		Year ended
	February 29, 2012		February 28, 2011
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	29,617	$0.61	41,712	$0.56
Granted	13,500	0.03	400	0.10
Cancelled or expired	(12,577)	0.70	(12,495)	0.45
Balance at end of period	30,540	$0.31	29,617	$0.61

The following stock options were outstanding at February 29, 2012:

	Options outstanding			Options exercisable
Exercise price per share	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exerciseable	average
		remaining	exercise price		exercise price
		contractual
		life (years)
$0.03 - $0.25	21,750,000	3.97	0.06	12,375,000	$0.08
$0.26 - $0.50	3,000,324	0.27	0.33	3,000,324	$0.33
$0.51 - $1.00	1,250,000	1.10	0.87	1,250,000	$0.87
$1.01 - $1.50	2,740,000	0.67	1.13	2,740,000	$1.13
$1.50 - $2.00	1,800,000	0.43	1.71	1,800,000	$1.71
	30,540,324	2.98	0.31	21,165,324	$0.44

During the year ended February 29, 2012, the Company granted 13,500,000 stock options to directors, employees and consultants (February 28, 2011 – 400,000) with a fair value of $121 (February 28, 2011 - $16). The grant date assumptions used to value options in 2012 were: risk free interest rate of 1.26% (2011 – 2.56%); expected volatility of 127% (2011 – 107%) based on historical volatility; forfeiture rate of 20% (2011 – 14%); dividend rate of 0% (2011 – 0%); and expected life of 5 years (2011 – 5 years).

For the year ended February 29, 2012, the Company recognized $179 in stock-based compensation (February 28, 2011- $504) with a corresponding credit to contributed surplus on the balance sheet, of which $8 was charged to exploration expense (February 29, 2011 – $65).

STARFIELD RESOURCES INC. | 24

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

10.	Deferred Compensation

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

Under the plan, eligible employees and directors, as determined by the Board of Directors, will receive a portion of their compensation in deferred compensation units (“DCUs”) in lieu of a cash payment. Eligible employees and directors agreed to reduce their base compensation to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010 or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and February 28, 2011. All DCUs were redeemed at fair market value on February 28, 2011.

The following is a continuity of the DCUs for the periods indicated:

	Year ended		Year ended
	February 29, 2012		February 28, 2011
	Number	Amount	Number	Amount
Balance at beginning of period	-	$-	4,052,052	$385
Redeemed	-	-	(4,052,052)	(425)
Mark-to-market adjustment	-	-	-	40
Balance at end of period	-	$-	-	$-

11.	Commitments

Flow-through shares

The Company has outstanding flow-through share expenditure commitments totaling $3,789 as at February 29, 2012. The Company will be required to raise this amount of financing for its Ferguson Lake 2012 exploration program in order to fulfill this commitment.

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013. Minimum annual rents are $125 (February 28, 2011 - $126). The total minimum obligation remaining under this lease is $224 (February 28, 2011 - $352).

The Company entered into a 5 year commercial lease within its Ferguson Lake property which expires in July 2012. All annual rents have been paid as at February 29, 2012.

The minimum lease payments on the leases are as follows:

2013	$134
2014	90
$224

STARFIELD RESOURCES INC. | 25

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

12.	Segmented Information

The Company has one operating segment, which is the exploration of properties. Geographic segmentation of the Company’s assets is as follows:

As at	February 29, 2012		February 29, 2011
	Canada	USA	Canada	USA

Cash	$1,061	$-	$3,884	$-
Accounts receivable	57	-	419	-
Prepaid expenses and deposits	385	24	448	24
Mineral properties	3,377	12,408	3,208	13,303
Equipment	227	-	289	-
	$5,107	$12,432	$8,248	$13,327

13.	Capital Management

The Company considers its capital structure to consist of shareholder’s equity, which amounted to $16,575 (February 28, 2011 - $20,356, March 1, 2010 - $19,756). The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and will try to raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so. Management reviews the capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended fiscal 2012. The Company is not subject to externally imposed capital requirements.

14.	Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to cash and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash is classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in accounts receivable is remote.

Liquidity risk

The Company's approach to managing liquidity risk is to manage its ability to have sufficient liquidity to meet liabilities when due (refer to Note 1). As at February 29, 2012, the Company had a cash balance of $1,061 (February 28, 2011 - $3,884) to settle current liabilities of $1,031 (February 28, 2011 - $1,219). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

STARFIELD RESOURCES INC. | 26

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Market risk

(a)	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk. There is no foreign currency risk associated with deferred income tax as the Company has no liability.

(c)	Price risk

The Company is exposed to price risk with respect to commodity prices. Changes in commodity prices will impact the economics of development of the Company’s mineral properties. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

As at February 29, 2012, the carrying values of the Company's financial instruments approximate their fair values due to their short term nature.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

15.	Related Party Transactions and Other Disclosures

(a)	Certain directors and officers of the Company participated in the private placements completed in June 2010 and December 2010.

These transactions were conducted in the normal course of business and are measured at the exchange amount, which is established and agreed upon by the related parties.

(b)	Total salaries and employee benefits for directors and key management are as follows:

	Year ended
	February	February
	29, 2012	28, 2011
Management fees and salaries	$438	$693
Directors fees	187	298
Stock based compensation	67	-
	$692	$991

(c)	Total salaries and benefit costs incurred during 2012 was $1,125 (2011 - $2,204)

16.	Transition to IFRS

To transition to IFRS, the Company must apply IFRS 1, First-Time Adoption of IFRS that sets out the guidance for first-time adoption. IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity’s first IFRS financial statement. This requires an entity apply IFRS to its opening IFRS balance sheet as at the beginning of the earliest comparative period presented in the entity’s first financial statements, being March 1, 2010.

STARFIELD RESOURCES INC. | 27

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

(a)	Exemptions applied

IFRS 1 requires accounting policies to be applied retrospectively to determine the opening IFRS balance sheet at the Company’s transition date of March 1, 2010, (“the Transition Date”) and allows first-time adopters certain exemptions from the retrospective application on certain IFRSs. The Company has elected and applied the following exemptions:

•	To apply IFRS 2, Share based Payment only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

•	To apply IFRS 3, Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

To apply the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning Restoration and Similar Liabilities, and therefore not retrospectively calculating the effect on property, plant and equipment and depreciation of each change that occurred each period prior to the Transition Date.

•	To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the Transition Date contain a lease based on the circumstances existing at that date. The Company has only operating leases.

•	To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

(b) Mandatory exceptions to retrospective application

IFRS 1 provides specific guidelines that a first-time adopter must adhere to under certain circumstances. The guideline pertaining to estimates applies to the Company, which prohibits the use of hindsight to create or revise estimates. Accordingly, the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

(c) Reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS

The Company’s transition from Canadian GAAP to IFRS has resulted in a number of adjustments to its consolidated balance sheets for March 1, 2010 and February 28, 2011 and consolidated statement of operations and comprehensive loss for the year ended February 28, 2011. The adoption of IFRS has had no impact on the net cash flows of the Group. The changes made to the consolidated balance sheets and the consolidated statement of operations and comprehensive loss has resulted in reclassifications of various amounts on the consolidated statement of cash flows. However, as there have been no material changes to the operating, financing and investing cash flows, no reconciliations have been presented.

Further details of the adjustments to the consolidated balance sheets and consolidated statement of operations and comprehensive loss are provided in the following reconciliations and the notes that accompany the reconciliations.

The accompanying reconciliations reflect the impact of the applicable IFRS 1 elections the Company has applied in its transition to IFRS. The adjusted consolidated balance sheets also reflect the impact of accounting policy differences arising from the transition from Canadian GAAP to IFRS.

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Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS

Balance Sheet		As at February 28, 2011
			Effect of
			Transition to
	Notes	Cdn GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash and cash equivalents		$3,884	$-	$3,884
Amounts receivable		419	-	419
Prepaid expenses and deposits		472	-	472
Total current assets		4,775	-	4,775

Mineral properties	(b)	125,612	(109,101)	16,511
Equipment		289	-	289
Total assets		$130,676	$(109,101)	$21,575

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$1,219	$-	$1,219
Total current liabilities		1,219	-	1,219

Deferred income tax liability	(c)	8,363	(8,363)	-
Total long-term liabilities		8,363	(8,363)	-

SHAREHOLDERS' EQUITY
Share capital	(c)	141,286	11,361	152,647
Contributed surplus	(c)	13,672	55	13,727
Warrants		1,920	-	1,920
Deficit	(b) (c)	(35,784)	(112,154)	(147,938)
Total shareholders' equity		121,094	(100,738)	20,356
Total liabilities and shareholders' equity		$130,676	$(109,101)	$21,575

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Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS

Balance Sheet		As at March 1, 2010
			Effect of
			Transition to
	Notes	Cdn GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash and cash equivalents		$3,581	$-	$3,581
Amounts receivable		220	-	220
Prepaid expenses and deposits		486	-	486
Total current assets		4,287	-	4,287

Mineral properties	(b)	124,172	(108,034)	16,138
Equipment		390	-	390
Total assets		$128,849	$(108,034)	$20,815

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$674	$-	$674
Total current liabilities		674	-	674

Deferred compensation		385	-	385
Deferred income tax liability	(a) (c)	9,944	(9,944)	-
Total long-term liabilities		10,329	(9,944)	385

SHAREHOLDERS' EQUITY
Share capital	(c)	136,660	10,413	147,073
Contributed surplus	(c)	13,024	55	13,079
Warrants		1,020	-	1,020
Deficit	(b) (c)	(32,858)	(108,558)	(141,416)
Total shareholders' equity		117,846	(98,090)	19,756
Total liabilities and shareholders' equity		$128,849	$(108,034)	$20,815

STARFIELD RESOURCES INC. | 30

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated reconciliation from Canadian GAAP to IFRS

Statement of Operations Comprehensive Income		Year Ended February 28, 2011
			Effect of
			Transition to
	Notes	Cdn GAAP	IFRS	IFRS

Expenses
General and administrative
Exploration	(b)	$-	$3,508	$3,508
Directors' fees		226	-	226
Investor relations		106	-	106
Legal and audit		321	-	321
Compensation		750	-	750
Rent and office services		424	-	424
Stock-based compensation		448	-	448
Transfer and regulatory fees		104	-	104
Travel and conferences		69	-	69
		2,448	3,508	5,956

Amortization of equipment		79	-	79
Foreign exchange loss		27	-	27
Other recovery		(70)	-	(70)
Capital and other tax expense		516	-	516
Interest income		(16)	-	(16)

Loss before income taxes		2,984	3,508	6,492

Income tax expense (recovery)	(c)	(128)	158	30

Net loss and comprehensive loss for the year		$2,856	$3,666	$6,522

Basic and diluted net loss per share		$0.01		$0.01

Weighted average number of shares outstanding		562,312		562,312

STARFIELD RESOURCES INC. | 31

Notes to the Consolidated Financial Statements
For the year ended February 29, 2012
(in thousands of Canadian dollars, unless otherwise noted)

Notes to the reconciliation from Canadian GAAP to IFRS

(a) Deferred income tax liability:

The Company adjusted for the initial recognition exemption on the asset purchase of mineral properties related to Nevoro Inc. on October 8, 2009. IAS 12 specifies that no deferred taxes are recorded in relation to this non-business combination that has not impacted accounting or taxable profit/loss on the date of acquisition.

(b) Mineral properties and exploration costs:

During the year ended February 29, 2012, the Company changed its accounting policy for mineral exploration and evaluation expenditures, which has been disclosed in the above reconciliations as a change in accounting policy, as follows: All costs related to exploration activities are expensed as incurred, except for mineral property maintenance expenditures which are capitalized. Mining properties and surface rights acquired through business combinations or asset acquisitions are carried at cost less accumulated impairment. Once technical feasibility and commercial viability can be demonstrated (generally upon the establishment of proven or probable reserves), the carrying value of such mining property will be assessed for impairment and reclassified to mining interests. Costs related to the mineral property maintenance are accounted for as mineral properties on the consolidated balance sheet.

The Company adjusted mineral properties by expensing all exploration costs incurred prior to the establishment of proven and probable reserves. The costs capitalized for IFRS purposes relate solely to mineral property acquisition costs.

(c) Flow-through shares:

In accordance with IFRS, the premium of proceeds received on flow-through shares in excess of the market value of the shares on the date of issue represents the value of the liability relating to the transfer of income tax credits foregone and owing to investors upon renunciation. The Company has reclassified these liabilities from equity to liabilities, and reversed and recognized these liabilities at the time the expenditures are incurred.

In accordance with IFRS, the Company adjusted for the premium on flow-through share issuances where expenditures were incurred prior to transition date of March 1, 2010 resulting in the reclassification between share capital and deficit.

During the year ended February 28, 2010, the Company issued 27,377,636 flow-through shares for total proceeds of $2,875. As the value received for the flow-through shares issued during the year ended February 28, 2010 exceeded the fair value of the non-flow-through shares on the date issued by $363, the Company recorded the difference as an other liability.

During the year ended February 28, 2011, the Company issued 67,008,859 flow-through shares for total proceeds of $4,917. As the value received for the flow-through shares issued during the year ended February 28, 2011 exceeded the fair value of the non-flow-through shares on the date issued by $70, the Company recorded the difference as an other liability.

17.	Subsequent event

On May 1, 2012 the Company completed the sale of 179 mining claims of the company’s Stillwater property for $US 1,950.

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